UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934
Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, $0.01 Par Value Per Share
(Title of Class of Securities)

Y27183 600
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)
__________
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y27183 600

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maas Capital Investments B.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maas Capital Investments B.V. is based in the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,036,415

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,036,415

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,036,415

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Based on 36,096,196 Class A Common Shares, par value $0.01 per share, issued and outstanding, as reported by Global Ship Lease, Inc. on January 26, 2021.

CUSIP No.	Y27183 600

Item 1.	(a).	Name of Issuer:

Global Ship Lease, Inc.

	(b).	Address of issuer's principal executive offices:

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom

Item 2.	(a). –	Name of person filing:
	(b). -	Address of Principal Business Office or, if none, Residence:

Maas Capital Investments B.V. ITO Toren 21st floor Gustav Mahlerplein 106 1082 MA Amsterdam The Netherlands PO Box 283 1000 EA Amsterdam HC 2101

	(c).	Citizenship:

The Netherlands
	(d).	Title of class of securities:

Class A Common Shares, $0.01 par value per share

	(e).	CUSIP No.:

Y27183 600

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c);
Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:
Maas Capital Investments B.V. is the beneficial owner of 1,036,415 Class A Common Shares, which constitutes approximately 2.9% of the total number of Class A Common Shares outstanding.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

1,036,415

	(ii)	Shared power to vote or to direct the vote:
0

	(iii)	Sole power to dispose or to direct the disposition of: 1,036,415

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 16, 2021
(Date)

Maas Capital Investments B.V.

By:	/s/ Mark Ras
Name: Mark Ras Title: Director

By:	/s/ R. Spronk
Name: R. Spronk Title: Proxy